FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Webzen Inc. FY 2006 Q4 Earnings Results

2.	Earnings Forecasts/Guidance

3.	30% or More Change in Sales or Profit/Loss

4.	Cancellation of Stock Options Granted

5.	Report of Executives and Principal Shareholders shares owned

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	February 14, 2007	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

WEBZEN INC. 2006 4Q EARNINGS RESULTS

2006 4Q Results Summary

(Unit: KRW mm)
	2006 Q4	2006 Q3	QoQ	2005 Q4	YoY
Revenue	5,347	5,053	5.8%	5,513	-3.0%
Operating Expenses	11,181	12,028	-7.0%	11,640	-3.9%
Operating Profit	-5,834	-6,975	-	-6,127	-
OP Margin	-109.1%	-138.0%	-	-111.1%	-
Ordinary Profit	-3,804	-7,546	-	-5,802	-
Ordinary Profit Margin	-71.1%	-149.3%	-	-105.2%	-
Net Income	-10,876	-5,987	-	-4,151	-

Revenue

During 4th quarter, we recorded a 5.3 billion KRW revenue and 5.8 billion KRW operating loss.

Due to the stabilization of MU domestic revenue and the commercial launch of SUN on November 14, revenue increased 6% from previous quarter, and 3% YoY.

Total operating expenses decreased 7% to 11.2 billion KRW due to the reduction of marketing costs, and operating loss decreased 16% compared to previous quarter.

Ordinary loss decreased 49.5% due to the partial disposal of GameOn shares, and net loss was 10.8 billion KRW due to the write-off of deferred income tax of 7 billion KRW.

2006 Q4 Revenue Breakdown

(Unit: KRW mm)
	2006 Q4	2006 Q3	QoQ	2005 Q4	YoY
Revenue	5,347	5,053	5.8%	5,513	-3.0%
Domestic	4,694	4,289	9.4%	4,526	3.7%
Overseas	646	748	-13.6%	949	-31.9%
Other	7	16	-56.3%	38	-81.6%

Domestic revenue decreased 9% to 4.7 billion KRW. With regular updates, MU has been showing signs of stabilization in Korea, and we will try to keep the revenue at the current level.

Overseas royalty decreased 14% to 646 million KRW from previous quarter and revenue, including mobile revenue decreased 56%.

Domestic Revenue Breakdown

(Unit: KRW mm)
	2006 Q4	2006 Q3	QoQ	2005 Q4	YoY
MU	4,340	4,289	1.2%	4,526	-4.1%
Individual	3,335	3,264	2.2%	3,402	-2.0%
Internet Café	1,005	1,025	-2.0%	1,124	-10.6%
Soul of the Ultimate Nation (SUN)	354	-	-	-	-
Individual	255	-	-	-	-
Internet Café	99	-	-	-	-
Total	4,694	4,289	9.4%	4,256	3.7%

Individual revenue increased 2% to 3.3 billion KRW and internet café revenue decreased 2% to 1 billion KRW. SUN’s revenue, including internet café revenue, was 354 million KRW.

SUN internet café revenue was slow due to the partial subscription model (microtransaction model), and because the item mall opened in mid December, revenue contribution from item shops was small for 4Q.

Overseas Royalty Revenue Breakdown

(Unit: KRW mm)
	2006 Q4	2006 Q3	QoQ	2005 Q4	YoY
Overseas	646	748	-13.6%	949	-31.9%
China	67	57	17.5%	90	-25.6%
Taiwan	106	110	-3.6%	206	-48.5%
Japan	390	467	-16.5%	564	-30.9%
Thailand	-	-	-	66	-
Philippines	58	69	-15.9%	23	152.2%
Vietnam	8	26	-69.2%	-	-
U.S.	17	19	-10.5%	-	-

Overseas royalty revenue decreased 14% QoQ.

Regionally, China increased 18%, and Taiwan, Japan, Philippines, Vietnam, US decreased.

Total Operating Costs

(Unit: KRW mm)
	2006 Q4	2006 Q3	QoQ	2005 Q4	YoY
Total Operating Costs	11,181	12,028	-7.0%	11,640	-3.9%
Labor Costs	5,489	5,915	-7.2%	5,067	8.3%
Depreciation	773	583	32.6%	866	-10.7%
Commission Paid	1,485	1,570	-5.4%	1,201	23.6%
Marketing Expenses	881	1,492	-41.0%	1,782	-50.6%
Sales Commission	254	173	46.8%	204	24.5%
Other	2,299	2,295	0.2%	2,520	-8.8%

Total Operating Expenses

Labor costs, which constitute 49% of our total operating costs, decreased 7% to 5.5 billion KRW.

As of end of 4th quarter, our total headcount decreased to 646, from 668 end of third quarter. YoY, headcount decreased by 30 people. Depreciation increased 13% to 773 million KRW, due to the increase in equipment for SUN’s service. Sales Commission increased 46% to 254 million KRW. Commission paid decreased 5% to 1.5 billion KRW. As a result of minimizing unnecessary marketing expenses, marketing expenses decreased 41% to 883 billion KRW. Other costs were 2.3 billion KRW, which was similar to 3rd quarter.

Non-operating Items

(Unit: KRW mm)
	2006 Q4	2006 Q3	QoQ	2005 Q4	YoY
Non-operating Income	2,030	-571	-	325	524.6%
Interest Income	975	973	0.2%	1,125	-13.3%
Profit (Loss) on Foreign Exchange	-108	-85	-	-85	-
Gain on Equity	-1,192	-1,501	-	-802	-

Method
Gain on disposal of Marketable Securities	2,320	3	77233.3%	139	1569.1%
Other	35	39	-10.3%	-52	-

Interest income was 975 million KRW, which is similar to 3rd quarter. Due to the gain of 2.3 billion KRW, from the disposal of shares in our Japan partner, GameOn, non-operating income during 4th quarter was 2 billion KRW. As of end of 4Q, cash and cash equivalents decreased by 6.5 billion KRW to 83 billion KRW. (end of 3Q: 89.5 billion KRW)

Equity Method

(Unit: KRW mm)
	2006 Q4	2006 Q3	QoQ	2005 Q4	YoY
9Webzen	-396	-436	-	-269	-
Webzen Taiwan	-19	-278	-	-135	-
Webzen China	-16	-11	-	-417	-
Webzen America	-761	-776	-	19	-
Total	-1,192	-1,501	-	-802	-

We recognized a 1.2 billion KRW loss on equity method from our overseas sudsidiaries.

FY 2006 Earnings Summary

(Unit: KRW mm)
	2006	2005	YoY
Revenue	21,950	29,015	-24.3%
Operating Profit	-30,115	-18,003	-
OP Margin	-	-	-
Ordinary Profit	-30,115	-16,444	-
Net Income	-31,519	-13,205	-

Year 2006 revenue decreased 24% YoY to 22 billion KRW, and operating loss was 30 billion KRW.

FY 2006 Revenue Summary

(Unit: KRW mm)
	2006	2005	YoY
Revenue	21,950	29,015	-24.3%
Domestic	17,886	23,762	-24.7%
Individual	13,489	17,219	-21.7%
Internet Café	4,397	6,543	-32.8%
Overseas	3,994	4,881	-18.2%
Other	70	372	-81.2%

Domestic revenue decreased 25% YoY to 17.9 billion KRW, and overseas royalty revenue decreased 18% to 4 billion KRW.

FY 2006 Expense Summary

(Unit: KRW mm)
	2006	2005	YoY
Labor cost	24,186	19,599	23.4%
(R&D cost)	9,027	8,021	12.5%
Marketing cost	8,431	7,941	6.2%
Commission paid	5,988	5,887	1.7%
Depreciation	2,609	2,803	-6.9%

Year 2006 Labor costs increased 23% to 24.2 billion KRW.

Marketing costs increased 7% to 8.4 billion KRW, associated with MU and SUN marketing.

Commission paid and depreciation during 2006 was 6 billion KRW, and 2.6 billion KRW respectively.

Webzen Inc.

Non-consolidated Balance Sheet

* The FY 2006 Q4 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process

* The FY 2006 Q4 financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	As of
	31-Dec-06	30-Sep-06	31-Dec-05
	KRW	KRW	KRW
Assets
I. Current Assets	99,658,502,314	102,039,180,901	134,032,699,865
(1) Quick Assets	99,658,502,314	102,039,180,901	134,032,699,865
Cash and cash equivalents	76,238,563,962	65,035,126,135	118,107,261,444
Short-term financial instruments	4,445,690,286	21,950,035,707	2,270,052,194
Accounts receivable, net.	4,949,516,538	4,654,791,974	4,364,944,214
Short-term loans	962,392,920	938,709,650	1,188,773,620
Accrued income receivable	420,319,037	382,826,251	123,611,466
Non-trade receivable	64,741,816	69,839,939	48,180,328
Marketable securities	11,747,356,143	2,536,759,131	4,812,410,603
Advance payments	38,353,000	96,016,945	236,773,361
Prepaid income taxes	538,892,220	408,474,280	706,861,305
Value added taxes	-	-	-
Prepaid expenses	252,676,392	504,827,918	270,442,755
Other current assets	-	-	-
Deferred income tax debits	-	5,461,772,971	1,903,388,575

(2) Inventory	-	-	-
1. Goods	-	-	-

II. Fixed Assets	65,219,879,590	67,767,319,243	57,645,050,070
(1) Investments	41,257,926,154	42,901,164,638	34,296,263,543
Long-term financial instruments	-	-	-
Long-term loans	2,155,052,841	1,871,587,602	1,059,131,500
Investments in securities according to equity method	1,737,121,508	2,176,072,944	6,046,614,750

Available-for-sale securities	-	535,665,682	535,665,682
Long-term prepaid expenses	18,382,683,300	15,332,175,800	7,247,951,381
Guarantee deposits	18,682,266,355	18,656,616,355	17,222,905,555
Other investments	300,802,150	300,802,150	300,802,150
Long-term deferred income tax debits	-	4,028,244,105	1,883,192,525

(2) PP&E	11,221,639,851	12,047,322,707	11,806,355,288
Land	2,611,544,500	2,611,544,500	2,611,544,500
Buildings and auxiliary facilities	5,602,562,912	5,640,959,913	5,756,150,904
Equipment	2,561,237,036	3,250,882,680	3,017,003,089
Facilities	446,295,403	543,935,614	421,656,795

(3) Intangible assets	12,740,313,585	12,818,831,898	11,542,431,239
Organization expenses	-	-	-
Software	3,373,579,747	3,659,835,972	4,323,065,415
Goodwill	-	-	-
Capitalized R&D costs	9,366,733,838	9,158,995,926	7,219,365,824
Other intangible assets	-	-	-
Total assets	164,878,381,904	169,806,500,144	191,677,749,935
I. Current Liabilities	7,269,155,752	8,256,755,180	8,610,099,605
Accounts payable	1,215,266,183	1,760,913,239	2,037,638,581
Accrued expenses	465,467,883	986,908,160	849,909,423
Accrued income taxes	-	-	-
Withholdings	253,692,658	248,925,721	242,146,687
Deposits received	871,875,000	871,875,000	871,875,000
Withhold value added tax	213,494,404	85,204,833	1,507,437
Advances received	103,019,641	101,121,176	95,018,396
Unearned revenues	4,084,039,983	3,754,927,884	4,172,407,865
Provision for sales promotion	-	257,838,466	251,796,216
Provision for other estimated liabilities	62,300,000	189,040,701	87,800,000
Short term deferred income tax credits	-	-	-

II. Fixed Liabilities	5,640,781,629	5,195,763,486	4,115,591,495
Accrued severance benefits	5,602,929,856	5,135,740,342	3,912,843,444
Long-term unearned income	27,851,773	50,023,144	192,748,051
Long term Deferred income tax Credits	-	-	-

Long-term accounts payable	10,000,000	10,000,000	10,000,000
Total Liabilities	12,909,937,381	13,452,518,666	12,725,691,100

I. Capital Stock	6,486,000,000	6,486,000,000	6,485,000,000
Common stock	6,486,000,000	6,486,000,000	6,485,000,000

II. Capital Surplus	135,466,502,809	135,466,502,809	135,405,721,645
Additional paid-in capital	135,466,502,809	135,466,502,809	135,405,721,645

III. Retained Earnings	22,298,261,066	33,174,883,944	54,045,173,788
Legal appropriated retained earnings	322,500,000	322,500,000	322,500,000
Appropriated-Reserve for business rationalization	117,904,363	117,904,363	117,904,363
Appropriated-Reserve for future investments	442,699,142	442,699,142	442,699,142
Unappropriated retained earnings to be carried forward	21,415,157,561	32,291,780,439	53,162,070,283

IV. Capital adjustments	(12,282,319,352)	(18,773,405,275)	(16,983,836,598)
Capital Adjustment-Unrealized gains on AFS	6,771,795,838	242,960,714	287,070,348
Capital Adjustment-Unrealized losses on AFS	-	-	-
Treasury Stock	(18,307,830,040)	(18,307,830,040)	(16,865,799,640)
Stock option	719,780,537	742,067,170	474,087,134
Loss on investments in equity method securities	(1,453,391,587)	(1,437,929,019)	(879,194,440)
Gains on sale of treasury stock	(12,674,100)	(12,674,100)	-
Total shareholders' equity	151,968,444,523	156,353,981,478	178,952,058,835
Total liabilities and SE	164,878,381,904	169,806,500,144	191,677,749,935

Webzen Inc.

Non-consolidated Income Statement

* The FY 2006 Q4 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process

* The FY 2006 Q4 financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	Three months ended		Twelve months ended
	31-Dec-06	30-Sep-06	31-Dec-06
	KRW	KRW	KRW
I. Sales	5,347,040,497	5,053,080,240	21,950,096,648
Online game	4,698,633,001	4,302,922,905	17,946,246,899
Royalty	648,407,496	750,157,335	4,003,849,749
Merchandise	-	-	-
II. Cost of goods sold	3,680,560,809	2,811,464,669	11,867,271,214
Online game	3,680,560,809	2,811,464,669	11,867,271,214
Merchandise	-	-	-
III. Gross profit	1,666,479,688	2,241,615,571	10,082,825,434
IV. Selling, general and administrative	7,500,893,218	9,216,608,370	40,198,233,214
Salaries expenses	1,776,681,632	1,773,865,533	7,032,136,024
Bonus	(107,485,650)	241,599,174	513,950,330
Severance benefits	262,547,595	243,100,518	893,280,743
Welfare benefits	251,881,377	264,164,424	993,075,250
Travel expenses	98,020,505	106,475,892	536,529,480
Entertainment expenses	55,988,308	61,209,270	326,229,870
Communication expense	19,320,794	20,815,439	155,196,550
Utility expenses	16,651,014	29,203,021	93,605,713
Taxes and dues	98,317,059	122,887,382	403,727,971
Depreciation	162,327,204	159,728,425	600,146,376
Rental expense	60,555,600	60,587,980	253,194,355
Repairs expenses	150,000	-	4,050,000
Insurance premium	46,948,533	49,446,402	195,012,235
Vehicle maintenance expenses	14,541,874	16,402,829	66,282,649
Ordinary research and development expenses	2,916,712,181	3,460,302,939	14,771,854,798
Freight expenses	4,741,356	4,055,233	22,902,212

Training expenses	32,019,393	22,185,641	110,175,095
Publication expenses	10,743,419	9,604,384	37,696,575
Office supplies expenses	2,118,311	4,373,034	11,647,681
Supplies expenses	19,452,181	16,001,905	79,559,874
Commissions paid	563,264,058	702,140,054	3,110,960,217
Advertising expenses	881,391,404	1,491,867,541	8,430,713,595
Bad debt expenses	20,510,147	46,415,995	352,448,585
Sales commissions	254,107,072	172,922,395	808,728,024
Amortization cost of intangible assets	40,328,012	40,149,100	160,548,366
Sample expenses	-	-	-
Compensation expenses assoc. w/ stock options	(940,161)	97,103,860	234,580,646
V. Operating profit	(5,834,413,530)	(6,974,992,799)	(30,115,407,780)
VI. Non-operating income	3,349,958,906	1,035,918,330	6,693,484,725
Interest income	974,844,687	973,182,852	3,992,686,488
Gains on foreign currency transaction	6,181,588	11,504,490	28,724,141
Income from commission	22,324,968	24,197,909	83,022,877
Gains on foreign currency translation	9,380	8,761,063	9,380
Gains on valuation of forward currency contracts	-	-	-
Gains on disposition of PPE	-	-	574,648
Equity income on investments	-	-	-
Gains on available for sale securities	2,320,561,588	3,446,250	2,535,124,319
Gains on forward currency transactions	-	-	-
Reversal of Compensation Exp. associated with SO	-	-	-
Miscellaneous income	26,036,695	14,825,766	53,342,872

VII. Non-operating expenses	1,319,755,744	1,607,058,263	6,692,970,616
Losses on foreign currency transaction	75,611,505	68,189,266	391,635,625
Donations	550,000	-	550,000
Losses on foreign currency translation	38,114,656	37,166,049	138,032,069
Loss on disposal of tangible assets	7,908,189	92,490	15,284,766
Losses on forward currency transactions	-	-	-
Losses on disposal of available-for-sale securities	-	-	390,000
Losses on valuation of intangible assets	-	-	-
Miscellaneous losses	6,042,655	125,401	46,743,383
Losses on valuation of forward currency contracts	-	-	-
Additional Payment of Income Taxes	-	-	-
Losses on disposition of PPE	-	-	-

Equity losses on investments	1,191,528,739	1,501,485,057	6,100,334,773
VIII. Profit before extraordinary items	(3,804,210,368)	(7,546,132,732)	(30,114,893,671)
IX. Extraordinary gains	-	-	-
X. Extraordinary losses	-	-	-
XI. Income before income tax expenses	(3,804,210,368)	(7,546,132,732)	(30,114,893,671)
XII. Income tax expenses	7,072,412,510	(1,559,329,145)	1,403,751,982
XIII. Net income (loss)	(10,876,622,878)	(5,986,803,587)	(31,518,645,653)

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
Sung Ho Lee
Investor Relations
+ 82-2-3498-6818
Email: shlee@webzen.com

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.

Item 2

Earnings Forecasts/Guidance

❖ The information contained in this forecast is estimated. The actual results may vary.
1. Details of Information
Period	2007 1Q ( 01/01/2007 – 03/31/2007)
Details of Prospects/Forecasts	2007 1Q Revenue: 6.5 billion KRW 2007 1Q Operating Profit: -4.6 billion KRW
2. Basis for Prospects/Forecasts

- Expect increase in revenue with the commercial service of Soul of the Ultimate Nation (SUN) (MU: 5.3 billion KRW, SUN: 1.2 bullion KRW)

- 2007 1Q operating costs expected to be similar to previous quarter

3. Other	Please acknowledge that 2007 1Q guidance is based on company’s recent business results, and internal research, and may be changed due to market conditions and management principles.
4. Selective Release
Information Providers	Webzen Inc.
Intended Audience	Institutional, and retail investors, analysts, media, etc.
(Scheduled) Time and Place for Release of Information	02/13/2007 after public disclosure
5. Contact Information
Person Responsible for Disclosure (Contact Information)	Won Seon Kim, CFO (+82-2-3498-1600)
Person in Charge of Disclosure (Contact Information)	Shin Mook Lim, (+82-2-3498-1600)
Office in Charge (Contact Information)	Investor Relations (+82-2-3498-6818)

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation

Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.

Item 3

30% or More Change in Sales or Profit/Loss
total assets of 2 trillion won or more)

	1. Details of Changes in Sales or Profit/Loss	Current Fiscal Year	Previous Fiscal Year	Increase or Decrease	Increase/ Decrease Rate(%)
	- Sales(KRW)	21,950,096,648	29,014,788,974	-7,064,692,326	-24.35%
	- Operating Income(KRW)	-30,115,407,780	-18,002,530,315	-12,112,877,465	-67.28%
	- Ordinary Income(KRW)	-30,114,893,671	-16,444,184,274	-13,670,709,397	-83.13%
	- Net Income(KRW)	-31,518,645,653	-13,205,448,620	-18,313,197,033	-138.68%
	- Total Assets of 2 Trillion Won or More	-
	2. Financial Status	Current Fiscal Year		Previous Fiscal Year
	- Total Assets(KRW)	164,878,381,904		191,677,749,935
	- Total Liabilities(KRW)	12,909,937,381		12,725,691,100
	- Total Shareholders' Equity(KRW)	151,968,444,523		178,952,058,835
	- Capital Stock(KRW)	6,486,000,000		6,485,000,000
	❖ Impaired capital rate(%) = [(capital-equity capital)/ capital] ×100	-		-
	❖ (ordinary loss/ equity capital)×100(%)	19.82		9.19
	3. Main Reasons for Changes in Sales or Profits/Losses	Revenue decrease and Operating expenses increase
	4. Date of Board of Directors' Resolution	02/13/2007
- Outside Directors in Attendance	Number Present	3
	Number	-

Absent
- Auditors in Attendance (on Audit Committee who are not outside directors)	Present
5. Other	-
	❖ Relevant Disclosure	-
* The FY 2006 Q4 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process

Item 4

Cancellation of Stock Options Granted

1. Number of Grantees Cancelled	Concerned Company's employee and director	1
	Affiliated Companies' employee and director	2
2. Number of Shares Cancelled	Common Shares	10,000
	Preferred Shares	-
3. Stock Option Granted after this Cancellation	Common Shares	123,300
	Preferred Shares	-
4. Reasons for Cancellation		Retirement
5. Date of Board of Directors’ Resolution (Decision Date)		02/13/2007
- Outside Directors in Attendance	Number Present	3
	Number Absent	0
- Auditors (members of audit committee) in Attendance		Present

6. Others

- Remaining stock options after the cancellation above: 123,300 shares

1) 07/10/2002: Grant of stock option through Extraordinary Shareholder’s Meeting:

                         2,000 shares

2) 01/20/2005: grant of stock options through Board of Directors Meeting: 74,800 shares

3) 04/14/2005: grant of stock options through Board of Directors Meeting: 14,500 shares

4) 04/12/2006: grant of stock options through Board of Directors Meeting: 32,000 shares

- Total number of stock options exercised: 2,000 shares (February 2006: 1,000 shares, September 2006: 1,000 shares)

[ Details of Cancellation by Grantees ]

Grantees	Relationship	Number of Shares Cancelled	Remarks

		Common Shares	Preferred Shares
JC Boursiquot,	Employee of affiliated company	2,000	-	-
Yo Han Hong	Employee	5,000	-	-
Steve A. Cacazos	Employee of affiliated company	3,000	-	-

Item 5

Report of Executives and Principal Shareholders shares owned

1. Company Information

Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,972,000	-	12,972,000

2. Reporter’s Information

Section	Change
Name	Korean	Ki Yong Cho	Chinese
	Personal Identification Number		740913
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with the Company	Position	Vice President, Chief Creative Officer
	Nominated Date	03/18/2005	Resignation Date	-
	Principal Shareholder	No
Contact Person	Telephone Number	+82-2-3498-6818
	Department	Investor Relations
	Name	Sung Ho Lee

3. Shareholder position

A. Change Summary

Report Date		Owned shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	04/29/2005	Common Shares	811,879	6.26
		Preferred Shares	-	-
		Total	811,879	6.26
Submission Date	02/13/2007	Common Shares	798,879	6.16
		Preferred Shares	-	-
		Total	798,879	6.16
Fluctuation		Common Shares	-13,000	-0.10
		Preferred Shares	-	--
		Total	-13,000	-0.10

B. Trading details

Report Reason	Change Date	Type of Stock	Owned number of shares			Purchase/Disposal Price (KRW)	Remark
Sell in the market (-)	02/12/2007	Common Shares	Prior	Change	Post	12,860	-
Total			811,879	-13,000	798,879
			811,879	-13,000	798,879	12,860	-

* Change date is based on the settlement day, and the purchase/disposal price includes the brokerage fee.